Digatrade Financial Corp.

September 30, 2017

(Expressed in Canadian Dollars)

Unaudited Interim Consolidated Financial Statements

Notice of No Auditor Review of Interim Consolidated Financial Statements

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim consolidated financial statements they must be accompanied by a notice indicating that the interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company for the three months ended September 30, 2017 have been prepared by, and are the responsibility of, the Company’s management.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim consolidated financial statements by an entity’s auditor.

“Bradley J. Moynes”

Bradley J. Moynes

President, Director & CEO

“Tyrone Docherty”

Tyrone Docherty

Director

2

DIGATRADE FINANCIAL CORP. Interim Consolidated Balance Sheets Unaudited – prepared by management (Expressed in Canadian Dollars)

	Note	September 30, 2017	December 31, 2016
		$	$
ASSETS

CURRENT
Cash		18,102	114,488
Accounts Receivable	4	37,757	15,864
Prepaid Expenses	5	96,140	6,001
GST Recoverable		6,548	2,372

		158,457	138,725

LIABILITIES

CURRENT
Trade and Other Payables	6	107,907	254,197
Liabilities to Customers	7	29,265	10,319
Convertible Promissory Notes Payable – Current Portion	8	154,635	224,597

		291,807	489,113

Convertible Promissory Notes Payable	8	680,472	170,776

		972,279	659,889

SHAREHOLDERS' DEFICIENCY

Share Capital	9	3,699,762	3,645,457
Share Subscription Received	9	334,975	334,975
Deficit		(4,848,469)	(4,501,596)

		813,732	(521,164)

		158,547	138,725

Nature and Continuance of Operations (Note 1)

Approved on Behalf of the Board:

“Bradley J. Moynes”	“Tyrone Docherty”
Bradley J. Moynes Chairman, President, Director and CEO	Tyrone Docherty Chairman & Director

The accompanying notes are an integral part of these interim financial statements

3

DIGATRADE FINANCIAL CORP. Interim Consolidated Statement of Changes in Shareholders’ Equity Unaudited – prepared by management (Expressed in Canadian Dollars)

	Note	Number of common shares	Share capital	Share subscriptions received	Deficit	Total
			$	$	$	$
Balance, December 31, 2015	9(b)(i)	1,661,150	3,358,848	25,998	(4,328,627)	(943,782)
Shares issued pursuant to Debt Settlement Agreements	9(b)(iii)	33,000,000	116,475	-	-	116,475
Shares issued for services to be rendered	9(b)(iv)	250,000	15,000	-	-	15,000
Net profit for the period		-	-	-	(79,857)	(79,857)
Balance, September 30, 2016		34,911,150	3,490,323	25,998	(4,408,484)	(892,163)

Balance, December 31, 2016		42,909,650	3,645,457	334,975	(4,501,596)	(521,164)
Shares issued pursuant to a Debt Settlement Agreement	9(b)(v)	2,000,000	32,410	-	-	32,410
Shares issued for consulting services	9(b)(vi)	250,000	21,895	-	-	21,895
Net loss for the period		-	-	-	(346,873)	(346,873)
Balance, September 30, 2017		45,159,650	3,699,762	334,975	(4,848,469)	(813,732)

The accompanying notes are an integral part of these interim financial statements

4

DIGATRADE FINANCIAL CORP. Interim Consolidated Statements of Operations, Comprehensive Loss and Deficit Unaudited – prepared by management (Expressed in Canadian Dollars)

	Three Months ended		Nine Months ended
	September 30,		September 30,
	2017	2016	2017	2016
	$	$	$	$
EXPENSES

Accounting, Audit and Legal	23,593	9,800	43,193	27,600
Amortization	-	31	-	92
Consulting Expense	63,094	30,000	108,094	64,450
Investor Relations Expense	-	-	631	-
Filing and Transfer Agent Fees	1,592	-	9,458	7,522
Management Fees	30,000	15,000	75,000	45,000
Marketing	86,564	-	-	-
Administration Expenses	-	-	16	-
Bank Charges and Interest	449	84	975	1,047
Project Development Costs	56,708	39,249	60,782	145,904

	262,000	96,671	384,713	291,615

PROFIT (LOSS) BEFORE OTHER ITEMS	(262,000)	(96,671)	(384,713)	(291,615)

Foreign Exchange (Loss) Gain	15,528	(6,086)	37,326	23,243
Gain on Settlement of Debt	-	-	514	-
Coin Development Fee Income	-	-	-	188,515

NET PROFIT (LOSS) FOR THE PERIOD	(246,472)	(102,757)	(346,873)	(79,857)

Other Comprehensive Income	-	-	-	-

NET COMPREHENSIVE LOSS FOR THE PERIOD	(246,472)	(102,757)	(346,873)	(79,857)

POST-SHARE CONSOLIDATION (Note 9(b)(i))

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	43,777,782	10,100,019	43,777,782	10,100,019

BASIC AND DILUTED LOSS PER SHARE	$(0.006)	$(0.010)	$(0.008)	$(0.008)

The accompanying notes are an integral part of these interim financial statements

5

DIGATRADE FINANCIAL CORP. Interim Consolidated Statements of Cash Flows Unaudited – prepared by management (Expressed in Canadian Dollars)

	Three Months ended		Nine Months ended
	September 30,		September 30,
	2017	2016	2017	2016
	$	$	$	$
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES

Net Profit (Loss) for the Period	(246,472)	(102,757)	(346,873)	(79,857)

Non-Cash Items
Unrealized foreign exchange (gains) losses	(7,827)	12,243	(29,139)	(7,734)
Common stock issued for services to be rendered	-	15000	-	15,000
Gain on Settlement of Debt	-	-	(514)	-
Expenses paid by an unrelated Third Party	-	(4,200)	-	(8,568)
Issuance of promissory note for consulting services	37,692	-	37,692	-
Common stock issued for consulting services	21,895	-	21,895	-
Amortization of prepaid expenses	-	5,422	3,999	10,436
Amortization of property and equipment	-	31	-	92

Changes in Non-Cash Working Capital Accounts
Accounts Receivable	-	6,597	(945)	(56,155)
Prepaid Expenses	(60,248)	(2,914)	(96,140)	-
GST Payable (Recoverable)	(2,938)	(1,390)	(4,176)	4,487
Accounts Payable and Accrued Liabilities	(23,514)	76,860	(146,291)	88,599

	(281,412)	4,892	(560,492)	(36,700)

FINANCING ACTIVITIES
Promissory Notes repaid	-	-	(132,582)	-
Proceeds Received on Issuance of Promissory Notes	295,631	-	596,687	44,518

	295,631	-	464,105	44,518

NET INCREASE IN CASH	14,220	4,892	96,387	7,818

Cash (Bank Indebtedness), Beginning of the Period	2,882	2,902	114,489	(24)

CASH, END OF THE PERIOD	18,102	7,794	18,102	7,794

The accompanying notes are an integral part of these interim financial statements

6

DIGATRADE FINANCIAL CORP. Notes to the Interim Consolidated Financial Statements September 30, 2017 (Expressed in Canadian Dollars)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on December 28, 2000, under the Company Act of the Province of British Columbia, Canada. On February 19, 2015 the Company changed its name from Rainchief Energy Inc. to Bit-X Financial Corporation. On October 27, 2015 the Company changed its name from Bit-X Financial Corporation to Digatrade Financial Corp. The Company is focused on developing blockchain technology services and building a profitable digital asset exchange platform that allows customers to trade digital assets and crypto-currencies. The Company is exploring new opportunities within the sector including Initial Coin Offerings “ICO’s”, Digital Corporate Finance “DCF” and blockchain consulting services.

In March 2015, the Company entered into an agreement with Mega Ideas Holdings Limited, dba ANX (“ANXPRO and ANX International”), a company incorporated and existing under the laws of Hong Kong. ANX owns a proprietary trading platform and provides operational support specializing in blockchain development services and exchange and transaction services for crypto-currencies (e.g. Bitcoin & Ethereum) and other digital assets.

The head office, principal address, and records office of the Company are located at 1500 West Georgia Street, Suite 1300, Vancouver, British Columbia, Canada, V6C 2Z6.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards on the basis that the Company is a going concern and will be able to meet its obligations and continue its operations for its next fiscal year. Several conditions as set out below cast uncertainties on the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon the financial support from its creditors, shareholders, and related parties, its ability to obtain financing for its development projects, and upon the attainment of future profitable operations.

The Company has not yet achieved profitable operations, and has accumulated losses of $4,848,469 since inception and working capital deficiency of $133,260 as at September 30, 2017; accordingly, the Company will need to raise additional funds through future issuance of securities or debt financing. Although the Company has raised funds in the past, there can be no assurance the Company will be able to raise sufficient funds in the future, in which case the Company may be unable to meet its obligations as they come due in the normal course of business. It is not possible to predict whether financing efforts will be successful or if the Company will attain a profitable level of operations.

The current cash resources are not adequate to pay the Company’s accounts payable and to meet its minimum commitments at the date of these financial statements, including planned corporate and administrative expenses, and other project implementation costs, accordingly, there is significant doubt about the Company’s ability to continue as a going concern. These financial statements do not give effect to adjustments that would be necessary to the carrying amounts and classifications of assets and liabilities should the Company be unable to continue as a going concern.

7

DIGATRADE FINANCIAL CORP. Notes to the Interim Consolidated Financial Statements September 30, 2017 (Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of Presentation

These unaudited interim condensed financial statements have been prepared on a historical cost basis except for financial instruments classified as available-for-sale that have been measured at fair value. Cost is the fair value of the consideration given in exchange for net assets.

b)	Statement of Compliance

These interim condensed financial statements, including comparative figures have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required for full annual financial statements.

These condensed consolidated interim financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the Company’s December 31, 2016 consolidated annual financial statements.

The policies applied in these interim financial statements are based on IFRS policies as of September 27, 2017, the date on which the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the Company’s annual financial statements for the year ended December 31, 2017 could result in restatement of these interim financial statements, including the adjustments recognized on transition to IFRS.

c)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries (collectively, the “Company”). Intercompany balances and transactions are eliminated in preparing the consolidated financial statements. The following companies have been consolidated within these consolidated financial statements:

Entity	Country of Incorporation	Holding	Functional Currency

Digatrade Financial Corp.	Canada	Parent Company	Canadian Dollar
Digatrade Limited	Canada	100%	Canadian Dollar
Digatrade (UK) Limited	United Kingdom	100%	Pounds Sterling
Digatrade Limited	USA	100%	US Dollar

8

DIGATRADE FINANCIAL CORP. Notes to the Interim Consolidated Financial Statements September 30, 2017 (Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued)

d)	Foreign Currency

These consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company. Each subsidiary determines its own functional currency (Note 2(c)) and items included in the financial statements of each subsidiary are measured using that functional currency.

i)	Transactions and Balances in Foreign Currencies

Foreign currency transactions are translated into the functional currency of the respective entity, using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the re-measurement of monetary items at year-end exchange rates are recognized in profit or loss.

Non-monetary items measured at historical cost are translated using the exchange rates at the date of the transaction and are not retranslated. Non-monetary items measured at fair value are translated using the exchange rates at the date when fair value was determined.

ii)	Foreign Operations

On consolidation, the assets and liabilities of foreign operations are translated into Canadian dollars at the exchange rate prevailing at the reporting date and their revenues and expenses are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on the translation are recognized in other comprehensive income and accumulated in the currency translation reserve in equity. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognized in earnings and recognized as part of the gain or loss on disposal.

e)	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

Depreciation is recognized to write off the cost of the property and equipment less their residual values over their useful lives using the declining balance method at 30% per annum for computer equipment and 20% for furniture and equipment, except in the year of acquisition when one-half of the rate is used. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

9

DIGATRADE FINANCIAL CORP. Notes to the Interim Consolidated Financial Statements September 30, 2017 (Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued)

f)	Project Development Costs

Project development costs are expensed as incurred.

g)	Share Capital

The Company records proceeds from share issuances, net of commissions and issuance costs. Shares issued for other than cash consideration are valued at the quoted price on the Over-the-Counter Markers Tier QB in the United States based on the earliest of: (i) the date the shares are issued, and (ii) the date the agreement to issue the shares is reached.

h)	Revenue Recognition

Revenue is comprised of consulting & advisory fees, transaction fees, payment processing fees and commissions earned on trades executed on the trading platform. Consulting fee income is recognized as the consulting services are provided. Commission is considered earned when a trade is completed by the Company’s customers. Advisory and consulting fees earned have been accounted for as a recovery of development costs incurred

i)	Share-Based Payments

The fair value method of accounting is used for share-based payment transactions. Under this method, the cost of stock options and other share-based payments is recorded based on the estimated fair value using the Black-Scholes option-pricing model at the grant date and charged to profit over the vesting period. The amount recognized as an expense is adjusted to reflect the number of equity instruments expected to vest.

Upon the exercise of stock options and other share-based payments, consideration received on the exercise of these equity instruments is recorded as share capital and the related share-based payment reserve is transferred to share capital. The fair value of unexercised equity instruments are transferred from reserve to retained earnings upon expiry.

j)	Loss per Share

Basic loss per share is calculated by dividing net loss by the weighted average number of common shares issued and outstanding during the reporting period. Diluted loss per share is the same as basic loss per share, as the issuance of shares on the exercise of stock options and share purchase warrants is anti-dilutive. The loss per share in prior periods has been adjusted to take into account the consolidation of the Company’s common stock on June 8, 2016.

10

DIGATRADE FINANCIAL CORP. Notes to the Interim Consolidated Financial Statements September 30, 2017 (Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued)

k)	Income Taxes

Tax expense recognized in profit or loss comprises the sum of deferred tax and current tax not recognized in other comprehensive income or directly in equity.

i)	Current Income Tax

Current income tax assets and/or liabilities comprise those claims from, or obligations to, fiscal authorities relating to the current or prior reporting periods that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the consolidated financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

ii)	Deferred Income Tax

Deferred income taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period. Deferred tax liabilities are always provided for in full.

ii)	Deferred Income Tax

Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income. Deferred tax assets and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority.

Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively.

11

DIGATRADE FINANCIAL CORP. Notes to the Interim Consolidated Financial Statements September 30, 2017 (Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued)

m)	Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities classified at fair value through profit or loss) are added to, or deducted from, the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities classified at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets and financial liabilities are measured subsequently as described below. The Company does not have any derivative financial instruments.

i)	Financial Assets

For the purpose of subsequent measurement, financial assets other than those designated and effective as hedging instruments are classified into the following categories upon initial recognition:

•	Financial assets at fair value through profit or loss;
•	Loans and receivables;
•	Held-to-maturity investments; and
•	Available-for-sale financial assets.

The category determines subsequent measurement and whether any resulting income and expense is recognized in profit or loss or in other comprehensive income.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described below.

•	Financial assets at fair value through profit or loss – Financial assets at fair value through profit or loss include financial assets that are either classified as held for trading or that meet certain conditions and are designated at fair value through profit or loss upon initial recognition. All derivative financial instruments fall into this category, except for those designated and effective as hedging instruments. Assets in this category are measured at fair value with gains or losses recognized in profit or loss. The Company’s cash falls into this category of financial instruments.

•	Loans and receivables – Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition, these are measured at amortized cost using the effective interest method less any provision for impairment. Discounting is omitted where the effect of discounting is immaterial. The Company’s accounts receivable falls into this category of financial instruments.

12

DIGATRADE FINANCIAL CORP. Notes to the Interim Consolidated Financial Statements September 30, 2017 (Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

m)	Financial Instruments (Continued)

i)	Financial Assets (Continued)

•	Held-to-maturity investments – Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity, other than loans and receivables. Investments are classified as held-to-maturity if the Company has the intention and ability to hold them until maturity. The Company currently does not hold financial assets in this category.

Held-to-maturity investments are measured subsequently at amortized cost using the effective interest method. If there is objective evidence that the investment is impaired as determined by reference to external credit ratings, then the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss.

•	Available-for-sale financial assets – Available-for-sale financial assets are non-derivative financial assets that are either designated to this category or do not qualify for inclusion in any of the other categories of financial assets. The Company currently does not hold financial assets in this category.

Available-for-sale financial assets are measured at fair value. Gains and losses are recognized in other comprehensive income and reported within the available-for-sale reserve within equity, except for impairment losses and foreign exchange differences on monetary assets, which are recognized in profit or loss. When the asset is disposed of or is determined to be impaired, the cumulative gain or loss recognized in other comprehensive income is reclassified from the equity reserve to profit or loss, and presented as a reclassification adjustment within other comprehensive income.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, then the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

In respect of available-for-sale financial assets, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income and accumulated in the revaluation reserve.

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred.

13

DIGATRADE FINANCIAL CORP. Notes to the Interim Consolidated Financial Statements September 30, 2017 (Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

m)	Financial Instruments (Continued)

ii)	Financial Liabilities

For the purpose of subsequent measurement, financial liabilities are classified as either financial liabilities at fair value through profit or loss, or other financial liabilities upon initial recognition.

•	Financial liabilities at fair value through profit or loss – Financial liabilities at fair value through profit or loss include financial liabilities that are either classified as held for trading or that meet certain conditions and are designated at fair value through profit or loss upon initial recognition. Liabilities in this category are measured at fair value with gains or losses recognized in profit or loss. The Company’s bank indebtedness falls into this category of financial instruments.

•	Other financial liabilities – Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the effective interest rate method amortization process. The Company’s trade and other payables, liabilities to customers, and promissory notes payable fall into this category of financial instruments.

A financial liability is derecognized when it is extinguished, discharged, cancelled or expired.

n)	Comparative Figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for the current period.

o)	Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Company

A number of new accounting standards, amendments to standards, and interpretations have been issued but not yet effective up to the date of issuance of the Company’s consolidated financial statements. The Company intends to adopt the following standards, if applicable, when they become effective.

a)	IFRS 9 – Financial Instruments

IFRS 9 as issued reflects the first phase of the IASBs work on the replacement of IAS 39 and applies to classification and measurement of financial assets as defined in IAS 39. The standard was initially effective for annual period beginning on or after January 1, 2013, but amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to January 1, 2018. The Company has not yet determined the impact of this standard on its consolidated financial statements.

b)	IFRS 15 – Revenue from Contracts with Customers

IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. IFRS 15 will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively, and improve guidance for multiple-element arrangements. The standard is effective for annual periods beginning on or after January 1, 2018 and is to be applied retrospectively. The Company has not yet determined the impact of this standard on its consolidated financial statements.

14

DIGATRADE FINANCIAL CORP. Notes to the Interim Consolidated Financial Statements September 30, 2017 (Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued)

o)	Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Company (continued)

c)	IFRS 16 – Leases

IFRS 16 provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the least term is 12 months or less or the underlying asset has a low value. Lessor accounting remains largely unchanged from IAS 17 and the distinction between operating and finance leases is retained. The standard is effective for annual period beginning on or after January 1, 2019.

NOTE 3 – SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

In the application of the Company’s accounting policies which are described in Note 2, management is required to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

Significant judgments, estimates, and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements are described below.

a)	Deferred Tax Assets

Deferred tax assets, including those arising from un-utilized tax losses, require management to assess the likelihood that the Company will generate sufficient taxable earnings in future periods in order to utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

15

DIGATRADE FINANCIAL CORP. Notes to the Interim Consolidated Financial Statements September 30, 2017 (Expressed in Canadian Dollars)

NOTE 4 – ACCOUNTS RECEIVABLE

As at September 30, 2017 and December 31, 2016, the Company had the following amounts due from third parties:

	September 30, 2017	December 31, 2016
	$	$
Credit Card Proceeds Receivable	5,545	5,545
Due From Trading Platform (Note 7)	32,212	10,319

	37,757	15,864

NOTE 5 – PREPAID EXPENSES

As at September 30, 2017 and December 31, 2016, the Company had prepaid the following amounts:

	September 30, 2017	December 31, 2016
	$	$
Operating Expenses	-	6,001
Prepaid Consulting Fees	35,942	-
Prepaid Management Fees (Note 10(a)(i))	60,648	-

	96,140	6,001

NOTE 6 – TRADE AND OTHER PAYABLES

	September 30, 2017	December 31, 2016
	$	$

Trade Payables	19,429	99,830
Accrued Liabilities	79,094	91,336
Related Party Payable (Note 10(a)(i))	-	36,177
Share Subscription to be Refunded (Note 9(b)(iii)	9,384	26,854

	107,907	254,197

NOTE 7 - LIABILITY TO CUSTOMERS

As at September 30, 2017, the Company had a liability to customers trading on the Company’s exchange platform in the amount of $29,265 (December 31, 2016 – $10,319). This amount is offset by an equal amount due to the Company from the trading platform. (Note 4)

16

DIGATRADE FINANCIAL CORP. Notes to the Interim Consolidated Financial Statements September 30, 2017 (Expressed in Canadian Dollars)

NOTE 8 – CONVERTIBLE PROMISSORY NOTES PAYABLE

The Company did not issue any convertible promissory notes during the period ending June 30, 2017

On April 21, 2017, the Company issued a convertible promissory note in the amount of $66,100 (US$50,000) to an unrelated party.

On May 1, 2017, the Company issued a convertible promissory note in the amount of $103,073 (US$75,000) to an unrelated party.

On May 10, 2017, the Company issued a convertible promissory note in the amount of $40,923 (US$30,000) to an unrelated party.

On May 15, 2017, the Company issued a convertible promissory note in the amount of $40,623 (US$30,000) to an unrelated party.

On May 19, 2017, the Company issued a convertible promissory note in the amount of $47,215 (US$35,000) to an unrelated party.

The notes are non-interest bearing, unsecured and mature on December 31, 2021. The notes may be converted into common shares of the Company in whole or in part at the option of the holder upon terms to be determined by the Company either 10 days prior to repayment of the note or the maturity date, whichever shall occur first. The notes shall become immediately payable should the Company complete financing in excess of US$5,000,000 prior to the maturity date, and shall bear interest at 3% per annum compounded annually should the Company default on the note.

On June 12, 2017, the Company entered into an assignment of creditors and debt settlement agreement with unrelated parties. See Note 9(b)(iii).

During May 2017, the Company repaid certain Convertible Promissory Notes totaling $42,052 to an unrelated party.

During May and June 2017, the Company repaid certain Convertible Promissory Notes totaling $90,530 (including US$31,200) issued to a company controlled by a Director.

On July 10, 2017 the Company entered into a consulting agreement with an unrelated party for the provision of advertising services to promote awareness of the Company. In consideration for the services the Company issued a Convertible Promissory Note in the amount of $37,692 (US$30,000) The Convertible Promissory Note is unsecured, bears interest at 3% per annum, and matures on January 10, 2018. Upon maturity, the note shall be converted into common shares of the Company at a 20% discount to the lowest closing bid price for the Company’s common stock offered during the twenty trading days prior to conversion. The Company may redeem the note in whole or in part at any time without penalty.

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DIGATRADE FINANCIAL CORP. Notes to the Interim Consolidated Financial Statements September 30, 2017 (Expressed in Canadian Dollars)

On August 18, 2017, the Company issued a Convertible Promissory Note in the amount of $97,905 (US$78,000) to an unrelated party. The Note is unsecured, bears interest at 12% per annum from the date of issue and matures on May 18, 2018. Any amount of interest or principal that is not paid on the maturity date bears interest at 22% per annum from the maturity date to the date of payment. Any amount of principal and or interest that is unpaid may be converted, at the option of the holder, in whole or in part into common stock of the Company at a price equal to 61% of the lowest closing bid price for the Company’s stock as reported on the OTC during the fifteen trading days prior to a Notice of Conversion. The Company may prepay the principal and all accrued interest at any time between the date of issue and February 11, 2018, together with a prepayment premium of between 15% and 40% of the amount prepaid.

On September 11, 2017, the Company issued a Convertible Promissory Note in the amount of $133,965 (US$110,250) to an unrelated party. The Note is unsecured, bears interest at 12% per annum from the date of issue and matures on September 11, 2018. Any amount of interest or principal that is not paid on the maturity date bears interest at 24% per annum from the maturity date to the date of payment. Any amount of principal and or interest that is unpaid may be converted, at the option of the holder, in whole or in part into common stock of the Company at a price equal to 61% of the lowest closing bid price for the Company’s stock during the fifteen trading days prior to a Notice of Conversion. The Company may prepay the principal and all accrued interest at any time between the date of issue and March 11, 2018, together with a prepayment premium of between 15% and 40% of the amount prepaid.

On September 11, 2017, the Company issued a Convertible Promissory Note in the amount of $66,875 (US$57,000) to an unrelated party. The Note is unsecured, bears interest at 12% per annum from the date of issue and matures on September 11, 2018. Any amount of interest or principal that is not paid on the maturity date bears interest at 24% per annum from the maturity date to the date of payment. Any amount of principal and or interest that is unpaid may be converted, at the option of the holder, in whole or in part into common stock of the Company at a price equal to 61% of the lowest closing bid price for the Company’s stock as reported on the OTC during the fifteen trading days prior to a Notice of Conversion. The Company may prepay the principal and all accrued interest at any time between the date of issue and March 11, 2018, together with a prepayment premium of between 15% and 40% of the amount prepaid.

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DIGATRADE FINANCIAL CORP. Notes to the Interim Consolidated Financial Statements September 30, 2017 (Expressed in Canadian Dollars)

NOTE 9 – SHARE CAPITAL

a)	Authorized Capital

Unlimited number of common shares without par value.

b)	Issued and Outstanding Common Shares

i)	Effective June 8, 2016, the common shares of the Company were consolidated at the ratio of one new common share for every 50 old common shares. The Company issued 12,306 shares to round up fractional entitlements resulting from the consolidation. The number of common shares and basic profit or loss per share calculations disclosed in these financial statements have been adjusted to reflect the retroactive application of this share consolidation.

ii)	At December 31, 2016, a share subscription in the amount of $25,998 (US$20,000) received on November 11, 2015 was reclassified to accounts payable, as the Company had agreed to return the investment to the investor. On January 27, 2017 the Company repaid $17,469 (US$13,000) to the investor.

iii)	On July 15, 2016, the Company entered into a debt settlement agreement with a director and officer of the Company. The Company issued 25,000,000 shares of common stock restricted under SEC Rule 144to settle certain debts in the amount of $25,000.

On August 15, 2016, the Company entered into an assignment of debt and debt settlement agreement with unrelated third party creditors. The Company consented to the assignment of certain debts owed to an unrelated third party in the amount of $91,475 to further unrelated third parties. Concurrently the Company issued 8,000,000 shares of common stock in settlement of the assigned debts to the further unrelated third parties.

iv)

Shares issued in connection with Services to be rendered

On July 15, 2016, the Company issued 250,000 shares to a director of the Company for services to be rendered. The shares were valued at the value of the services to be rendered as agreed between the parties.

v)	On June 12, 2017, the Company entered into an assignment of creditors and debt settlement agreement with unrelated parties. The Company settled convertible promissory notes totaling $32,924 (including US$15,150) by the issuance of 2,000,000 shares of common stock and realized a gain of $516 on the transaction.

vi)	On July 10, 2017 the Company entered into a consulting agreement with an unrelated party for the provision of business strategy and compliance services. The Company issued 250,000 shares of Common Stock with a fair value of $21,895, being the amount agreed between the parties.

c)	Share Purchase Warrants

As at September 30, 2017 and December 31, 2016, the Company had no share purchase warrants outstanding

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DIGATRADE FINANCIAL CORP. Notes to the Interim Consolidated Financial Statements September 30, 2017 (Expressed in Canadian Dollars)

NOTE 10 – RELATED PARTIES TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed. Details of transactions between the Company and other related parties, in addition to those transactions disclosed elsewhere in these consolidated financial statements, are described below.

a)	Related Party Balances

(i) Prepaid Expenses

As at September 30, 2017, the Company had $60,648 (December 31, 2016 – ($36,117)) in amounts prepaid to a company controlled by a Director (also an officer) of the Company. The amounts arose from management fees paid in advance, and are non-interest bearing, unsecured and have no specified terms of repayment.

(ii) Promissory Notes

During June 2017 the Company repaid certain convertible promissory notes totaling $87,960 (including US$31,200) issued to a company controlled by a Director (also an officer) of the Company. Included in Convertible Promissory Notes as at September 30, 2017, was $Nil (December 31, 2016, $89,364 including US$31,200) owed to a company controlled by a Director (also an officer) of the Company).

Included in Convertible Promissory Notes as at September 30, 2017, was $62,400, (US$50,000), (December 31, 2016, $67,135 (US$50,000)) owed to a company controlled by a former officer of the Company.

b)	Compensation of Key Management Personnel

The Company incurred management fees and share-based payments for services provided by key management personnel for the periods ended September 30, 2017 and 2016 as described below. All related party transactions were in the ordinary course of business and were measured at their exchange amount.

	Three Months ended		Nine Months ended
	September 30,		September 30,
	2017	2016	2017	2016
	$	$	$	$

Management Fees	30,000	15,000	75,000	45,000

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DIGATRADE FINANCIAL CORP. Notes to the Interim Consolidated Financial Statements September 30, 2017 (Expressed in Canadian Dollars)

NOTE 11 – COMMITMENT

On March 31, 2015, the Company entered into an agreement with Mega Idea Holdings Limited, dba ANX (“ANX”), to provide Crypto-currency deposit and exchange services. Pursuant to the terms of the agreement, the Company is required to pay monthly maintenance fees of US$10,000 for maintenance and support of the exchange platform. The agreement with ANX is for a term of three years.

On April 7, 2017, the Company entered into a debt settlement agreement with ANX for outstanding service fees of US$95,050 for a one-time cash payment of US$40,000. The gain of $73,916 (US$55,050) on the forgiveness of debt was recorded as a reduction in exchange platform development costs for the year ended December 31, 2016.

Concurrently with the debt settlement agreement, the Company entered into a revised agreement with ANX. Pursuant to the terms of the agreement, the Company is required to pay monthly maintenance fees of US$1,500 for the first six months commencing the first month after the effective date, and US$5,000 thereafter. The revised agreement with ANX is for a term of two years.

NOTE 12 – CONSULTING AGREEMENTS

On July 10, 2017 the Company entered into a consulting agreement with an unrelated party for the provision of business strategy and compliance services for a period of three months. The Company issued 250,000 shares of Restricted Rule 144 Common Stock with a fair value of $21,895, being the amount agreed between the parties.

On July 10, 2017 the Company entered into a consulting agreement with an unrelated party for a period of one year. The Consultants will provide advertising services to provide awareness to the Company’s trading platform and blockchain development services. The Company agreed to issue a Convertible Promissory Note in the amount of US$30,000 ($37,692) and pay the Consultant 10% of all investment monies received by the Company as a result of the Consultant’s efforts. (See Note 8)

NOTE 13 – SUBSEQUENT EVENTS

i)	Settlement Agreement

On October 10, 2017 the Company entered into a settlement agreement with a shareholder to settle certain outstanding claims between the parties. The Company agreed to issue 1,000,000 shares of Rule 144 Restricted Common Stock in full and final settlement.

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DIGATRADE FINANCIAL CORP. Notes to the Interim Consolidated Financial Statements September 30, 2017 (Expressed in Canadian Dollars)

NOTE 13 – SUBSEQUENT EVENTS (Continued)

ii)	Convertible Promissory Notes

On October 18, 2017, the Company issued a Convertible Promissory Note in the amount of US$80,000 to an unrelated party. The Note is unsecured, bears interest at 12% per annum from the date of issue and matures on September 11, 2018. Any amount of interest or principal that is not paid on the maturity date bears interest at 22% per annum from the maturity date to the date of payment. Any amount of principal and or interest that is unpaid after April 16, 2018 may be converted, at the option of the holder, in whole or in part into common stock of the Company at a price equal to 61% of the lowest closing bid price for the Company’s stock as reported on the OTC during the fifteen trading days prior to a Notice of Conversion. The Company may prepay the principal and all accrued interest at any time between the date of issue and April 18, 2018, together with a prepayment premium of between 15% and 40% of the amount prepaid.

On November 9, 2017 the Company issued a Convertible Promissory Note in the amount of US$55,000 to an unrelated third party, and received US$52,000 in net proceeds. The note is unsecured, bears interest at 10% per annum and matures on November 15, 2018. The note may not be prepaid by the Company. The holder may, at any time, convert the note to shares of common stock of the Company, at a price equal to 61% of the lowest closing bid price for the Company’s stock as reported on the OTC during the fifteen trading days prior to a Notice of Conversion.

On November 9, 2017 the Company issued a Convertible Promissory Note in the amount of US$400,000 to an unrelated third party. The Note is to be funded in tranches at the option of the holder, is unsecured, bears interest at 10% per annum from the date of issue and matures on seven months after the date of each funding tranche. Any amount of interest or principal that is not paid on the maturity date bears interest at 22% per annum from the maturity date to the date of payment. Any amount of principal and or interest that is unpaid after April 16, 2018 may be converted, at the option of the holder, in whole or in part into common stock of the Company at a price equal to 70% of the lowest closing bid price for the Company’s stock during the fifteen trading days prior to a Notice of Conversion. The Company may prepay the principal and all accrued interest at any time between the date of issue and April 18, 2018, together with a prepayment premium of between 15% and 40% of the amount prepaid. As of November 27, 2017 the Company has received the first tranche in the amount of US$165,000

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DIGATRADE FINANCIAL CORP. Notes to the Interim Consolidated Financial Statements September 30, 2017 (Expressed in Canadian Dollars)

NOTE 14 – FINANCIAL INSTRUMENTS

The Company’s financial instruments are exposed to certain financial risks:

a)	Fair Values

The carrying values of cash, bank indebtedness, accounts receivable, accounts payable and accrued liabilities, and amounts due to and from related parties approximate their fair value as at the balance sheet date.

b)	Liquidity Risk

Liquidity risk refers to the risk that an entity will encounter difficulty meeting obligations associated with financial liabilities. The Company is dependent upon on the availability of credit from its suppliers and its ability to generate sufficient funds from equity and debt financing to meet current and future obligations. There can be no assurance that such financing will be available on terms acceptable to the Company.

c)	Credit Risks

Credit risk is the risk of loss associated with a counter party’s inability to fulfill its payment obligations. Management considers that risks related to credit are not significant to the Company at this time.

d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Management considers that risks related to interest are not significant to the Company at this time. Amounts owed from and to related parties are non-interest bearing.

e)	Foreign Exchange Risk

The Company operates in Canada and the United States and some of its material expenditures are payable in U.S. dollars. The Company is therefore subject to currency exchange risk arising from the degree of volatility of changes in exchange rates between the Canadian dollar and the U.S. dollar. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

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DIGATRADE FINANCIAL CORP. Notes to the Interim Consolidated Financial Statements September 30, 2017 (Expressed in Canadian Dollars)

NOTE 15 – CAPITAL MANAGEMENT

The Company’s objective for managing its capital structure is to safeguard the Company’s ability to continue as a going concern and to ensure it has the financial capacity, liquidity and flexibility to fund its on-going operations and capital expenditures including investment in resource properties it has or may acquire.

The Company manages its share capital as capital, which as at September 30, 2017 totaled $4,034,737 (December 31, 2016 - $3,358,848). At this time the Company’s access to the debt market is limited and it relies on equity issuances and the support of shareholders to fund its investments in capital assets and resource properties. The Company monitors capital to maintain a sufficient working capital position to fund annualized administrative expenses and capital investments.

The Company’s share capital is not subject to external restrictions. The Company has not paid or declared any dividends since the date of incorporation, nor are any contemplated in the foreseeable future. There were no changes in the Company’s approach to capital management during three months ended September 30, 2017.

As at September 30, 2017 the Company had a working capital deficiency of $133,260. The Company will issue shares and may from time to time adjust its capital spending to maintain or adjust the capital structure. There can be no assurance that the Company will be able to obtain debt or equity capital in the case of operating cash deficits.

The Company’s share capital is not subject to external restrictions. The Company has not paid or declared any dividends since the date of incorporation, nor are any contemplated in the foreseeable future. There were no changes in the Company’s approach to capital management during the period ended September 30, 2017.

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